UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,475,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,475,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,475,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%*
14	TYPE OF REPORTING PERSON

PN

* Includes 100,000 Shares underlying certain call options.

2

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		180,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

180,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		870,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

870,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%*
14	TYPE OF REPORTING PERSON

PN

* Includes 125,000 Shares underlying certain call options.

4

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,050,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,050,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%*
14	TYPE OF REPORTING PERSON

OO

* Includes 125,000 Shares underlying certain call options.

5

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,525,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,525,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,525,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98%*
14	TYPE OF REPORTING PERSON

IA

* Includes 225,000 Shares underlying certain call options.

6

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,525,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

2,525,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,535,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%*
14	TYPE OF REPORTING PERSON

IN

* Includes 225,000 Shares underlying certain call options.

7

CUSIP No. 26856L103

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,475,000 Shares beneficially owned by Partners LP is approximately $16,780,203, excluding brokerage commissions. The aggregate purchase price of the 180,000 Shares beneficially owned by Focus Fund is approximately $1,989,105, excluding brokerage commissions. The aggregate purchase price of the 870,000 Shares beneficially owned by Lux Fund is approximately $7,690,252, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 50,721,893 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2020.

A.	Partners LP
(a)	As of the close of business on October 26, 2020, Partners LP beneficially owned 1,475,000 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,000

(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 26856L103

B.	Focus Fund
(a)	As of the close of business on October 26, 2020, Focus Fund beneficially owned 180,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 180,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 180,000

(c)	The transactions in the Shares by Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Lux Fund
(a)	As of the close of business on October 26, 2020, Lux Fund beneficially owned 870,000 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 870,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 870,000

(c)	The transactions in the Shares by Lux Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 180,000 Shares owned by Focus Fund and (ii) 870,000 Shares owned by Lux Fund.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,050,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,050,000

(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Focus Fund and Lux Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP No. 26856L103

E.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 1,475,000 Shares owned by Partners LP; (ii) 180,000 Shares owned by Focus Fund and (iii) 870,000 Shares owned by Lux Fund.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,525,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,525,000
(c)	Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP, Focus Fund and Lux Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Cibelli
(a)	As of the close of business on October 26, 2020, 10,200 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 1,475,000 Shares owned by Partners LP; (ii) 180,000 Shares owned by Focus Fund and (iii) 870,000 Shares owned by Lux Fund.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 2,525,000
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 2,525,000
(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP, Focus Fund and Lux Fund, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of October 26, 2020, the Reporting Persons ceased to collectively beneficially own 5% or more of the Issuer’s outstanding Shares.

10

CUSIP No. 26856L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2020

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

11

CUSIP No. 26856L103

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MARATHON FOCUS FUND L.P.

Purchase of Common Stock	2,500	18.8204	09/29/2020
Sale of Common Stock	(5,000)	21.5075	10/09/2020
Sale of December 18, 2020 Call Option ($15.00 Strike Price)	(100)	6.8435	10/09/2020
Sale of Common Stock	(2,500)	21.9693	10/12/2020

MARATHON PARTNERS L.P.

Purchase of Common Stock	25,000	17.6032	09/21/2020
Purchase of Common Stock	25,000	18.4977	09/22/2020
Purchase of Common Stock	25,000	19.0022	09/23/2020
Purchase of Common Stock	25,000	18.5341	09/24/2020
Purchase of Common Stock	12,500	18.8204	09/29/2020
Purchase of Common Stock	12,500	18.3688	09/30/2020

MARATHON PARTNERS LUX FUND, L.P.

Sale of Common Stock	(15,000)	18.8573	08/27/2020
Sale of Common Stock	(37,500)	19.3080	08/28/2020
Sale of Common Stock	(12,500)	19.8681	09/01/2020
Purchase of Common Stock	15,000	18.5672	09/09/2020
Purchase of Common Stock	10,000	18.8100	09/10/2020
Purchase of Common Stock	12,500	17.9479	09/11/2020
Purchase of Common Stock	25,000	17.7642	09/15/2020
Sale of Common Stock	(12,500)	17.8739	09/16/2020
Sale of Common Stock	(37,500)	17.9957	09/17/2020
Sale of Common Stock	(12,500)	18.5349	09/18/2020
Sale of Common Stock	(37,500)	18.7476	09/22/2020
Sale of Common Stock	(12,500)	18.6816	09/28/2020
Sale of Common Stock	(12,500)	18.4423	09/30/2020
Sale of Common Stock	(12,500)	18.5681	10/02/2020
Sale of Common Stock	(12,500)	19.6523	10/05/2020
Sale of Common Stock	(2,500)	20.8948	10/07/2020
Sale of Common Stock	(25,000)	21.5075	10/09/2020
Sale of Common Stock	(5,000)	21.9693	10/12/2020
Sale of Common Stock	(2,500)	21.5814	10/13/2020
Sale of Common Stock	(2,500)	21.6350	10/14/2020
Sale of Common Stock	(2,500)	21.2201	10/15/2020
Sale of Common Stock	(2,500)	21.3380	10/16/2020
Sale of Common Stock	(2,500)	21.0310	10/19/2020
Sale of Common Stock	(2,500)	21.0800	10/20/2020
Sale of Common Stock	(2,500)	20.9917	10/21/2020
Sale of Common Stock	(15,000)	21.0182	10/22/2020
Sale of Common Stock	(12,500)	21.2968	10/23/2020
Sale of Common Stock	(40,000)	21.1282	10/26/2020